JPMORGAN TRUST IV

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

August 25, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust IV (the “Trust”); File Nos. 333-208312; 811-23117
Post-Effective Amendment No. 2

Dear Ms. White:

This letter is in response to the comments you provided with respect to the filing related to the JPMorgan Value Plus Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

PROSPECTUS COMMENTS

1.	Comment: Please include a “Tandy” representation in your response letter.

Response: The requested representation is included below.

Fee table

2.	Comment: If applicable, disclose whether any recoupment is permitted under the Fee Waiver agreement.

Response: The Fund confirms that under the terms of the Fee Waiver agreement the Fund’s service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to, and in accordance with, such agreement.

3.	Comment: Please revise the Fee Table to reflect the use of estimated expenses.

Response: The requested change has been made.

What are the Fund’s main investment strategies?

4.	Comment: The prospectus states that the Fund may invest in ETFs. If this is a main investment strategy, please note this in “Additional Information About the Fund’s Investment Strategies.”

Response: The Fund may use ETFs as a main investment strategy and this has been disclosed in “Additional Information About the Fund’s Investment Strategies.”

5.	Comment: Please restate the following sentence in plain English – “To the extent the Fund uses derivatives, the Fund will primarily use futures contracts to more effectively gain targeted equity exposure from its cash positions or as described above.”

Response: The Fund respectfully submits that the sentence and the earlier description of the Fund’s use of derivatives are both in plain English.

6.	Comment: Does the Fund invest in foreign securities as a main investment strategy? If yes, is there a maximum amount that can be invested in such securities? Please reconcile the Fund’s description of its main investment strategy with its main investment risks.

Response: The Fund will not invest in foreign securities as a main investment strategy and the disclosure has been reconciled.

Investment Process

7.	Comment: The prospectus states that the adviser employs a three step process that combines research, valuation and stock selection. Please clarify what the “three steps” are or delete this disclosure.

Response: The Fund respectfully submits that the three steps – research, valuation and stock selection – are already included in the disclosure.

8.	Comment: The prospectus states that the adviser often considers a number of other criteria such as catalysts that could trigger a rise in a stock’s price. Please give examples of such catalysts.

Response: The requested change has been made.

The Fund’s Main Investment Risks

9.	Comment: Please disclose if the Fund intends to employ a specific geographic or sector focus.

Response: The Fund does not intend to have a specific geographic or sector focus, but it may at times as a result of its ongoing investment process.

Statement of Additional Information

10.	Comment: With respect to concentration, it is the Staff’s position that to the extent a fund can determine that an underlying fund is concentrated in a particular industry, it should consider the underlying fund’s holdings in determining compliance with its own concentration policies. (For example, if an underlying fund has a name requiring an 80% policy in a particular industry, a Fund should consider at least 80% of its investment in that fund will be in that industry; or if an underlying fund has a concentration policy requiring it to invest 25% in an industry, a fund should consider that 25% of its assets in that fund will be in the industry.).

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

11.	Comment: If the Fund does not have an 80% policy in its prospectus, then please delete references to such policy in the SAI.

Response: The requested change has been made.

In connection with your review of the Post-Effective Amendments No. 2 filed by the Trust on June 7, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing; (2) comments of the Staff of the Securities and Exchange Commission, if any, or changes to disclosure in Response to Staff Comments, if any, in the filing reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to its comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary

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